UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[ X ]     Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2005

                               OR

[  ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

                Commission File Number: 33-26115

PATRIOT TRANSPORTATION HOLDING, INC. PROFIT SHARING AND DEFERRED
                          EARNINGS PLAN
                    (full title of the plan)

              PATRIOT TRANSPORTATION HOLDING, INC.
  (Name of issuer of the securities held pursuant to the plan)

                      1801 Art Museum Drive
                   Jacksonville, Florida 32207
 (Address of issuer's principal executive offices and address of the plan)

                            INDEX



                                                          Page(s)

Report of Independent Registered Public Accounting Firm        1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004                                      2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005                                    3

Notes to Financial Statements
December 31, 2005 and 2004                                    4-8

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2005                                               9

Note:    Other  schedules required by 29 CFR 2520.103-10  of  the
Department  of  Labor's Rules and Regulations for  Reporting  and
Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

  Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Patriot Transportation Holding, Inc. Profit Sharing and Deferred
Earnings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Jacksonville, FL
June 23, 2006

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
-----------------------------------------------------------------


                                            2005           2004

Assets
Investments at fair value
    Investments                          $ 22,128,560  $ 19,474,420
    Participant loans                       1,194,552     1,114,691
                                          -----------   -----------
          Total investments                23,323,112    20,589,111
                                          -----------   -----------
Contributions receivable
    Employer                                   12,244        12,335
    Employee                                   28,673        28,774
                                          -----------   -----------
          Total contributions receivable       40,917        41,109
                                          -----------   -----------
          Total assets                     23,364,029    20,630,220
                                          -----------   -----------
Liabilities
Excess contributions payable                    6,690           845
                                          -----------   -----------
      Total  liabilities                        6,690           845
                                          -----------   -----------
      Net assets available for benefits  $ 23,357,339  $ 20,629,375
                                          ===========   ===========




The accompanying notes are an integral part of these financial statements.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005
-----------------------------------------------------------------

Additions to net assets attributed to
   Investment income
     Dividend and interest income                    $    478,937
     Net appreciation in fair value of investments      1,131,265
     Other income -  loan interest                         65,394
                                                      -----------
        Total investment  income                        1,675,596
                                                      -----------
   Contributions
     Employer                                             705,953
     Employee                                           1,638,271
     Rollovers                                            165,101
                                                      -----------
        Total contributions                             2,509,325
                                                      -----------
        Total additions                                 4,184,921
                                                      -----------
Deductions from net assets attributed to
   Distributions to  participants                       1,456,957
                                                      -----------
       Total deductions                                 1,456,957
                                                      -----------
       Net increase                                     2,727,964

Net assets available for benefits
  Beginning of year                                    20,629,375
                                                      -----------
  End  of year                                        $23,357,339
                                                      ===========




The accompanying notes are an integral part of these financial statements.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2005 and 2004
-----------------------------------------------------------------

1.   Description of the Plan

    The following description of Patriot Transportation Holding, Inc. and Subsidiaries (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General
    The Plan is a defined contribution plan available to all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
    1974 (ERISA).

    Contributions
    Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, conduit IRA accounts, 403(b) accounts, and 457(b) plans. The Company contributes 50% of the first 6% of the participant's deferred earnings contributions. The Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2005 Plan year.

    Participant Accounts
    Each participant's account is credited with the participant's contributions and the employer's matching contribution and an allocation of the employer's discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

    Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, common/collective trust, mutual funds, Company stock and Florida Rock Industries, Inc. stock as investment options for participants. Effective June 1, 2005, all participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Retirement Stable Asset Fund. Prior to that date, all such contributions were invested in the STI Classic Prime Quality Money Market Fund.

    Vesting
   Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined under the following schedules based on years of service. If participants are employed on or after their retirement age, the company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

                         Matching Contributions
                                                  Vested
               Years of Service                   Percentage
                    1                               20%
                    2                               40%
                    3                               60%
                    4                               80%
                    5                              100%


                         Profit Sharing Contributions
                                                   Vested
               Years of Service                   Percentage
               Less than 3                           0%
                    3                               20%
                    4                               40%
                    5                               60%
                    6                               80%
                    7                              100%

    Payment of Benefits
    On termination of employment, death or disability of a participant, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

    Forfeited Accounts
    The nonvested portion of a terminated participant's account shall be allocated to the accounts of the remaining participants in the same manner as employer contributions. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the immediately following plan year. Unallocated forfeitures totaled $96,896 and $59,784 at December 31, 2005 and 2004, respectively. In 2005, forfeiture in the amount of $59,784 were reallocated to remaining participants.

    Participant Loans
    Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A loan must bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans must be secured by 50% of the participant's vested account balance in the Plan and no other collateral may be pledged. Loans bear interest rates that range from 4.0% to 10.5%. Loans are required to be repaid within five years except residential loans, which are payable within 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

2.   Summary of Significant Accounting Policies

    Basis of Accounting
    The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

    Investments Valuation and Income Recognition
    Investments in the common stock of the Company and Florida Rock Industries, Inc. are stated at fair value based upon quoted market prices. Units or shares of mutual funds and common/collective trusts are valued at the net asset value of shares held by the Plan at year end. Loans to participants are recorded at the unpaid balance of the individual loans as of year end.

    The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in fair value of investment which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Benefit Payments
    Benefits are recorded when paid.

    Risks and Uncertainties
    The Plan provides for various investment options in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

   Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

                                                     2005          2004

    STI Classic Prime Quality Money Market Fund   $ 6,850,270   $ 7,088,466
    STI Classic Capital Appreciation Fund                   -     3,445,131
    Florida Rock Industries Inc. common stock       3,211,967     2,658,469
    T. Rowe Price Growth Stock Fund-R               2,556,906             -
    Vanguard 500 Index Fund                         2,070,631     2,081,013
    Participant loans                               1,194,552     1,114,691

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Common stock                                      $ 1,076,191
     Mutual funds                                      $    44,313
     Common/collective trust                                10,761
                                                        ----------
       Net appreciation in fair value of investments   $ 1,131,265
                                                        ==========

4.   Related Party Transactions

    Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the custodian are deducted from investment income.
    Certain administrative expenses are paid for by the Company without charge to the Plan. Such expenses amounted to $22,978 for the year ended December 31, 2005, and are not included in these financial statements.

5.   Plan Termination

    While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan
    had not been   terminated.

6.   Income Tax Status

    The Plan obtained its latest determination letter on May 14, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.   Financial Instruments

    Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Florida Rock Industries, Inc. stock and contributions receivable. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

8.   Reconciliation of Financial Statements to Form 5500

   The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

   Net assets available for benefits per the
      financial statements                              $23,357,339
   Excess contribution payable                                6,690
                                                         ----------

   Net assets available for benefits per the Form 5500  $23,364,029
                                                         ==========

     The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2005 to the Form 5500:

     Total contributions per the financial statements   $ 2,509,325
     Add: Excess contributions payable at
        December 31, 2005                                     6,690
     Less: Excess contribution payable                         (845)
                                                         -----------

     Total contributions per the Form 5500              $ 2,515,170
                                                         ===========

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
-----------------------------------------------------------------


                                  Description of investment            Current
      Identity  of  issue,        including  maturity date,             Value
      borrower, lessor or         rate of interest, collateral,
      similar party               par or maturity value         Cost**


*STI Classic Prime Quality Money
 Market  TSU-PMM                       Money  Market                  $ 6,850,270

*Florida Rock Industries-Common Stock  Common Stock                     3,211,967
*Patriot Transportation Common Stock   Common Stock                     1,057,394

T. Rowe Price Growth Stock Fund - R    Mutual  Fund                     2,556,906
Vanguard 500 Index fund                Mutual   Fund                    2,070,631
T.  Rowe  Price  Capital Appreciation  Mutual  Fund                     1,118,422
Longleaf   Partners   Fund             Mutual   Fund                    1,050,851
*STI Classic Life Vision Agg Grth  I   Mutual  Fund                       658,818
T. Rowe  Price  New  Horizon           Mutual   Fund                      608,856
*STI Classic Life Vision Moderate
   Grth  I                             Mutual  Fund                       577,965
Chase    Growth    fund                Mutual    Fund                     533,205
T.  Rowe  Price  US Treasury
   Intermediate                        Mutual  Fund                       263,339
Mainstay   Small   Cap  Opportunity    Mutual   Fund                      246,898
Templeton    Foreign    Fund           Mutual    Fund                     223,842
T.  Rowe  Price Equity Income Fund  A  Mutual  Fund                       220,551
*STI  Classic  Life  Vision
     Conservative  I                   Mutual  Fund                       171,784
MFS Research  Bond  Fund  -  A         Mutual   Fund                       32,470
Fidelity Advisor Inflation Protected
   Bond                                Mutual Fund                         27,914
Federated   Mid  Cap  Index  IS        Mutual   Fund                       21,315

*SunTrust Retirment Stable Asset Fund  Common/Collective Trust            625,162
                                                                        ---------
                                                                       22,128,560

*Participant Loans                     Loans with interest ranging
                                       from 4.0% to 10.5%               1,194,552
                                                                       ----------
                                                                     $ 23,323,112
                                                                      ===========


* Party-In-Interest as defined by ERISA.

**Cost not required for participant - directed investments.

                           SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            PATRIOT  TRANSPORTATION  HOLDING, INC.,
                            PROFIT SHARING AND DEFERRED
                            EARNINGS PLAN


                            By: /s/ Ray M. Van Landingham
                               ------------------------------
                               Ray M. Van Landingham
                               Vice    President,   Chief
                               Financial Officer, and Secretary
                               of Patriot Transportation Holding, Inc.
                                 (Principal Financial Officer)

Date: June 29, 2006

    Consent of Independent Registered Public Accounting Firm


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-125099) of Patriot Transportation Holding, Inc. of our report dated June 23, 2006 relating to the financial statements of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Jacksonville, Florida
June 29, 2006